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                                                                    Exhibit 8


                                 July 14, 1997



@Entertainment, Inc.
One Commercial Plaza
Hartford, CT 06103-3585

Dear Sirs:


        We have acted as special United States federal income tax counsel to @Entertainment, Inc. (the "Company") in connection with the issuance (the "Offerings") by the Company of 9,500,000 Shares of Common Stock (par value $0.01 per share) pursuant to the Prospectus dated July 14, 1997 (the "Prospectus").


        As special United States federal income tax counsel to the Company we have examined the Prospectus and such other documents and records as we deemed necessary and relevant for rendering our opinion as to the material United States federal income tax consequences of the purchase, ownership and disposition of shares of Common Stock to be issued pursuant to the Offerings.


        On the basis of the foregoing, and assuming that all relevant documents have been, or will be, validly authorized, executed and delivered by all the relevant parties, we are of the opinion that, under present United States federal income tax laws, the material United States federal income tax consequences to prospective holders of shares issued in the Offerings are as described on pages in the Prospectus under the heading "U.S. Federal Income Tax Consequences," subject to the limitations and qualifications set forth therein.


        The foregoing is based on the United States Internal Revenue Code of 1986, as amended, regulations thereunder, and administrative pronouncements and judicial decisions relating thereto, all as of the date hereof. Subsequent developments could have a material effect on this opinion.


                                        Very truly yours,

                                        /s/ Baker & McKenzie
                                        ------------------------------
                                        BAKER & McKENZIE

TOD/JOD